White Elephant Brewing Company

Business Plan

Created on August 15, 2020

Executive Summary

Concept

White Elephant Brewing Company proposes not to be just another brewery/taproom, but to be three related businesses: a taproom serving top-quality ales and lagers, both of our own production and those available from other local breweries; a 7 barrel brewery with a yearly capacity of 2500 barrels; and a wholesale distributor which supplies the needs of selected local taverns in the local market. The principle of the brewery/taproom is to make people aware of the brewing renaissance in this and other countries. In a brewery/taproom, the beer is produced on site and then sold to the public in a company owned taproom.

Customers

The target audience for White Elephant Brewing Company is adults over the age of 21 who enjoy locally made craft beers.

Future of the Company

Although the microbrewery industry is fairly new to Arizona, there has been massive growth in new microbreweries opening up across the valley. White Elephant Brewing Company plans to open our first location in Phoenix, AZ near Deer Valley Airport. As our sales in our taproom and cans grows, we plan to open additional taprooms in other parts of the valley to bring in new customers and serve a majority of the valley.

Company Description

Mission Statement

White Elephant Brewing Company's mission is to bring knowledge and excellent craft beer to the metro Phoenix area. We provide a vast range of taps to expand customers brew experience and family values by having all our family members working day-to-day.

Principal Members

Joel Quisenberry - Brewmaster
Patty Quisenberry - CEO
Rebecca Quisenberry - COO
Danielle Quisenberry - CFO

Legal Structure

White Elephant Brewing Company will be organized as an Arizona State LLC under federal rule 504 and Arizona State tax laws.

Market Research

Industry

The microbrewery industry has seen dramatic increases in the sales and consumption of specialty beers in the past several years. To meet this demand new breweries are being built and production capacity is being increased by existing breweries. There is no assurance that demand will keep up with the growing supply of specialty beers.

The beer industry is highly competitive. White Elephant Brewing Company plans to compete with local breweries from Arizona. The national breweries are venturing into the specialty beer market and have greater financial, production, and marketing resources. While we believe that this will bring more consumers into the specialty beer market, there is no assurance that the competition from larger breweries will not affect our growth.

Company Advantages

One thing that will define White Elephant Brewing Company operation is the plan to brew both European Style Lagers and Worldwide Style Ales, something to date that has not been consistently executed by local breweries of our size. We plan to offer 1-2 lagers and 5-8 ales supplied by White Elephant Brewing, including seasonal beers such as Oktoberfest, Summer ales and lagers, and a Winter Ale. The brewery hardware will be such that we will be able to produce top-quality examples of each of these beers, unlike the more simply conceived brewhouses of many competing breweries. Moreover, the capacity of The White Elephant Brewing brewhouse and storage facilities will enable us to be responsive to the demands and quality expectations of the wholesale market.

Regulations

The manufacture and sale of alcoholic beverages is regulated by both federal and state authorities. White Elephant Brewing Company has not obtained the required federal and state permits, license and bonds to construct or operate its brewery. Although White Elephant Brewing Company does not expect the brewery to encounter any difficulties in obtaining the necessary permits, the application and approval process requires considerable lead time. Failure to obtain such permits and licenses would prevent the brewery from engaging in operations. Furthermore there is no assurance that the White Elephant Brewing Company's operation will not become subject to more restrictive regulation or increased taxation by federal or state agencies, which could adversely affect profitability.

Marketing & Sales

Growth Strategy

There are two facets to the marketing of the Brewery/Taproom having to do specifically with pub operations. The Taproom will have a selection of 9-12 beers produced in-house, as well as 3-6 beers from other local breweries and some of the best craft beers from across the country. In this way we will appeal to both the casual beer drinker and encouraging sales of our beers without restricting our clientele. Since the profit margin on our own beers is substantially higher than those purchased wholesale, our pricing policy will encourage consumption of the White Elephant Brewing beers. Pending space and licensing constraints, we will offer limited live music on certain days. Food options at White Elephant Brewing Company will consist of loose and pre-packaged snacks. Food trucks will be contacted and arranged to be at site as available. Outside food will be welcomed and relationships with local restaurants will be forged to allow for delivery of food.

Communicate with the Customer

White Elephant Brewing Company will communicate with its customers by:
- Posting on social media accounts (Instagram, Facebook, etc) on our progress of building and brewing beer to start the hype of our grand opening.
- Utilize a PR agent to contact news stations/magazines, etc for bits on the local news or websites.
- Providing contact information on the company website along with a subscribe option to receive emails from us.
- Be present at future beer festivals (given the state of the nation due to COVID-19) with our merchandise such as coasters and stickers along with business cards.

Sales

Beyond the individual strengths of The White Elephant Brewing departments, there exists a collective dynamic which truly makes the whole greater than the sum of its parts. The balance between retail and wholesale marketing of White Elephant Brewing Company beers constitutes a strength. By keeping all sales channels open, we ensure stability able to weather seasonal change and fluctuations in demand, while keeping the brewery working as close to capacity as possible. We plan to have a canning system located in the brewery for 4-packs along with crowlers for customers to take home with them.